

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 28, 2016

Via E-mail
Robert A. Fehlman
Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

Re: Simmons First National Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K Filed October 20, 2016
File No. 000-06253

Dear Mr. Fehlman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

1. We note your disclosure elsewhere regarding your growth and acquisition strategies. We further note that certain of your executives have commented on recent earnings calls that, as a result of these strategies, you will likely exceed $10 billion in total assets in the near future. In future filings, beginning with your next 10-K, revise your disclosure to discuss in more detail the likelihood that you will exceed the $10 billion threshold, the impact of exceeding that mark, and the actions that Simmons First has made and plans to make to address the additional regulatory scrutiny and burden. Make conforming revisions to

your risk factor disclosure regarding the additional costs and assessments of exceeding the $10 billion threshold.

Table 21: Reconciliation of Core Earnings (non-GAAP), page 51

2.   A number of the adjustments presented here are characterized as "nonrecurring" even though some of these adjustments do not meet the characteristics of nonrecurring provided in Item 10(e)(1)(ii)(B) of Regulation S-K as they are likely to recur in the next two years or there was a similar adjustment within the prior two years. Therefore, in future filings please revise your descriptions of such adjustments to comply with the guidance of Regulation 10(e). Refer also to Non-GAAP Compliance and Disclosure Interpretations Question 102.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3.   The adjusting item "accelerated vesting on retirement agreements" is not defined. Please more clearly disclose the nature of this item in future filings, providing sufficient detail so that the reader can understand how the amounts were computed.

Form 8-K Filed October 20, 2016

Exhibit 99.1

Consolidate Core Earnings – Quarter-to-Date (non-GAAP), page 3

4.   We note that you present a consolidated core earnings non-GAAP income statement. In future filings please refrain from presenting a full income statement of non-GAAP measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Kevin W. Vaughn, Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney at (202) 551-3107 me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services